Exhibit 12

CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$1,020	1,316	1,110	224	1,250
Less: income from equity investee	(27)	(25)	(22)	(24)	(15)
Add: estimated fixed charges	1,529	1,516	1,502	1,486	1,504
Add: estimated amortization of capitalized interest	21	19	17	16	15
Add: distributed income of equity investee	26	19	22	14	12
Less: interest capitalized	(54)	(52)	(47)	(41)	(43)
Total earnings available for fixed charges	$2,515	2,793	2,582	1,675	2,723
Estimate of interest factor on rentals	$157	152	144	147	142
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,318	1,312	1,311	1,298	1,319
Interest capitalized	54	52	47	41	43
Total fixed charges	$1,529	1,516	1,502	1,486	1,504
Ratio of earnings to fixed charges	1.64	1.84	1.72	1.13	1.81